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                                                                    EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT


We consent to the use in this Amendment No. 8 to Registration Statement No. 333-106120 of Red Envelope, Inc. of our report dated May 16, 2003 (June 13, 2003, as to the last paragraph of Note 4 and the first paragraph of Note 10 and September 23, 2003 as to the effects of the restatement discussed in Note 1 and the stock split discussed in the second paragraph of Note 10)(which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of net loss per share discussed in Note 1) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus.


/s/ DELOITTE & TOUCHE LLP


San Francisco, California
September 24, 2003